News Release 20-18

June 25, 2020
LEADING INDEPENDENT ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND THAT SSR MINING AND ALACER GOLD SHAREHOLDERS VOTE FOR THE MATTERS PROPOSED IN CONNECTION WITH PROPOSED MERGER

•	ISS and Glass Lewis both state that the proposed merger is in the best interest of SSR Mining and Alacer shareholders.

•	SSR Mining Shareholders’ Deadline to Vote is prior to 9:00 a.m. (PDT) on July 8, 2020.

•	Alacer Shareholders’ Deadline to Vote is prior to 12:00 p.m. (MDT) on July 8, 2020.

VANCOUVER, BC & DENVER, CO – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR) (ASX: AQG) (“Alacer”) are pleased to announce that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have both recommended that shareholders vote FOR the matters to be voted on at the applicable meetings (the “Meetings”) in connection with their previously announced at-market merger of equals pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”). The SSR Meeting will be held online at 9:00 a.m. (PDT) on July 10, 2020 in a virtual-only format conducted by live audio webcast. The Alacer Meeting will be held online at 12:00 p.m. noon (MDT) on July 10, 2020 in a virtual-only format conducted by live audio webcast.

Both ISS and Glass Lewis are independent proxy advisory firms which, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

As part of its SSR Mining analysis, ISS stated the following: “The transaction is structured as an "at-market" merger and the deal appears to make strategic sense as it will result in the creation of a diversified gold producer with an experienced management team…Given these factors and expected synergies by combining the two companies, absence of significant governance concerns and the ability to respond to superior proposals, shareholder approval of this resolution is warranted.” Furthermore, in its Alacer analysis, ISS stated: “The combined company will emerge with a strengthened balance sheet and through ownership of SSR common shares, Alacer shareholders will continue to participate in the opportunities associated with the combined company’s assets and properties.”

In addition, Glass Lewis reiterated the positive ISS recommendation as it found “the proposed arrangement both strategically and financially compelling and structured in a reasonable manner for SSR shareholders.” Furthermore, Glass Lewis determined “We believe the proposed transaction represents the best path forward to enhance shareholder value at this time.”

Welcoming ISS and Glass Lewis’ favourable recommendations, Paul Benson, President, CEO and Director of SSR Mining commented, “We are pleased that ISS and Glass Lewis have both recommended in favour of the proposed transaction with Alacer and unanimously recommend that our shareholders support this strategic merger by following the positive recommendations.”

Sharing the same sentiment, Rod Antal, President, CEO and Director of Alacer stated, “We thank our shareholders for their ongoing support as the proposed merger is an excellent fit for Alacer and its stakeholders and therefore recommend our shareholders follow the positive recommendations of both ISS and Glass Lewis.”

We remind shareholders that your vote is important regardless of how many SSR Mining or Alacer common shares you own. SSR Mining shareholders are asked to vote their proxy prior to the proxy voting deadline of Wednesday, July 8, 2020 at 9:00 a.m. (PDT). Alacer shareholders are asked to vote their proxy prior to the proxy voting deadline of Wednesday, July 8, 2020 at 12:00 p.m. noon (MDT). The Board of Directors of each of SSR Mining and Alacer recommend that their respective shareholders vote in favour of the matters to be voted on at the applicable Meetings.

Your support is important. Shareholders are urged to vote today ahead of the voting deadline by using one of the voting options below.

Registered Shareholders

Registered shareholders can vote their shares in two ways:

1.	by proxy either over the internet, by telephone, fax, mail, or personal delivery; or

2.	by voting online at the virtual SSR Meeting (for SSR Mining shareholders) or the virtual Alacer Meeting (for Alacer shareholders).

Beneficial Shareholders

Beneficial shareholders who hold their shares through a broker or other intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Alacer Australian Shareholders

If you are a holder of Alacer CDIs in Australia and receive a voting instruction form from Link Market Services Limited (“Link”), please complete and return the form in accordance with the instructions provided by Link. Note the deadline for Alacer CDI holders is earlier than the proxy cut-off; voting instructions must be received by Monday, July 6, 2020 at 12:00 p.m. noon (MDT).

Shareholder Questions

If you have any questions regarding the Meetings or the Transaction, please contact our joint strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at

1-888-518-1557 (toll-free in North America), 1-800-155-612 (toll-free in Australia), or 416-867-2272 (for collect calls elsewhere) or by email at contactus@kingsdaleadvisors.com.
About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Alacer

Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its cornerstone Çöpler Gold Mine and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow, and therefore create maximum value for shareholders. The Çöpler Gold Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers (“km”) southeast from Istanbul and 550km east from Ankara, Turkey’s capital city.

SSR Mining Contacts

Paul Benson, President, CEO & Director
W. John DeCooman, Jr., Senior Vice President, Business Development and Strategy
Michael McDonald, Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
E-Mail: invest@ssrmining.com

Alacer Contacts

Rodney P. Antal, President, CEO & Director
F. Edward Farid, Senior Vice President, Business Development & Investor Relations
Lisa Maestas, Director, Investor Relations
Alacer Gold Corp.
Denver, CO
E-Mail: info@alacergold.com

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to Alacer or SSR Mining, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and other public filings of Alacer or SSR Mining. Forward-looking information relates to statements concerning Alacer’s or SSR Mining’s outlook, anticipated events or results, statements as to Alacer and SSR Mining management expectations with respect to the Transaction and the combined company and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

This press release also contains forward-looking statements regarding the anticipated completion of the Transaction and timing thereof. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Alacer and SSR Mining, including expectations and assumptions concerning the receipt, in a timely manner, of regulatory and stock exchange approvals in respect of the Transaction. Although Alacer and SSR Mining believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Alacer and SSR Mining can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in Alacer and SSR Mining reports filed with the Canadian securities regulatory authorities.

There are also risks that are inherent in the nature of the Transaction, including failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the Transaction.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of Alacer’s or SSR Mining’s filings, and include the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at Alacer’s or SSR Mining’s operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the mines or facilities; lack of legal challenges with respect to the property of Alacer or SSR Mining; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in Alacer’s filings on its website at www.alacergold.com, on SEDAR at www.sedar.com and on the ASX at www.asx.com.au and SSR Mining’s filings on its website at www.ssrmining.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and other unforeseen events or circumstances. Other than as required by law, Alacer and SSR Mining do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.